100 King Street West, Suite 5700, Toronto, Ontario, Canada, M5X 1C7 Tel: +1 (416) 915-4149 444 Cedar Street, Suite 2060, St. Paul, MN 55101 Tel: +1 (651) 389-4100 www.polymetmining.com

TSX: POM, NYSE MKT: PLM

NEWS RELEASE	2014-1

POLYMET EIS RECEIVES SIGNIFICANTLY IMPROVED EPA RATING

St. Paul, Minn., March 13, 2014 – PolyMet Mining Corp. (“PolyMet” or the “Company”) TSX: POM; NYSE MKT: PLM – The U.S. Environmental Protection Agency today issued a EC-2 rating for the Company’s NorthMet Project supplemental draft Environmental Impact Statement.

“This rating demonstrates the significant improvements PolyMet has made to the project in response to previous public and regulatory comments,” said Jon Cherry, president and CEO. “The EPA review provides feedback and guidance to the co-lead agencies for enhancements to finalize the environmental review process. We will continue to work with the co-lead agencies to ensure they receive additional data or information that might be required to address the EPA’s comments,” Cherry said.

The EC rating is one of four possible, with the highest LO (Lack of Objections) typically reserved for conservation-related projects such as the Upper Mississippi National Wildlife and Fish Refuge Comprehensive Conservation Plan Implementation. The EC (Environmental Concerns) rating is the same as received by some other notable Minnesota projects including the Central Corridor Light Rail Project in the Twin Cities, the St. Croix River Crossing, and several other major highway improvement and bridge projects.

The 90-day public comment period for the supplemental draft EIS ends today. The comment period included three well-attended meetings at which both supporters and opponents were able to air their views. Supporters included local community, business and labor representatives.

Over the next several months, the co-lead agencies will review and analyze all of the comments received and incorporate substantive comments into the final EIS. “PolyMet looks forward to responding to any outstanding questions and requests for information from the co-lead agencies in order to bring the environmental review process to a close,” Cherry concluded.

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About PolyMet

PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that owns 100 percent of Poly Met Mining, Inc., a Minnesota corporation that controls 100 percent of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100 percent of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. Poly Met Mining, Inc. has completed its Definitive Feasibility Study and is seeking environmental and operating permits to enable it to commence production. The NorthMet project is expected to require approximately two million hours of construction labor, creating approximately 360 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

POLYMET MINING CORP.

Per:	"Jon Cherry"
Jon Cherry, CEO

For further information, please contact:

Media
Bruce Richardson
Corporate Communications
Tel: +1 (651) 389-4111
brichardson@polymetmining.com

Investor Relations
Jenny Knudson
Investor Relations
Tel: +1 (651) 389-4110
jknudson@polymetmining.com

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding the ability to receive environmental and operating permits, job creation, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Annual Report on Form 20-F for the fiscal year ended January 31, 2013 and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission, including our Report on Form 6-K providing information with respect to our operations for the three months ended October 31, 2013 for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.